UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September, 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ✓ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date 15 September, 2003	By

*Print the name and title under the signature of the signing officer.		Ronald Lea Erratt
Company secretary

Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: NOVOGEN LIMITED
ABN: 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	LEANNA CHRISTINE READ
Date of appointment	11 SEPTEMBER, 2003

Part 1 - Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities NIL

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 3 – Director’s interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

Appendix 3X Page 2	30/9/2001

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: NOVOGEN LIMITED
ABN: 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM EDMUND KELLY
Date of last notice	17 MARCH 2003

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	AS A DIRECTOR OF BENDE HOLDINGS PTY LTD
Date of change	COMPLETED 12 SEPTEMBER 2003
No. of securities held prior to change	1,100,000 PERSONALLY 6,635,538 IN BENDE HOLDINGS
Class	ORDINARY
Number acquired
Number disposed	100,000 AS A DIRECTOR OF BENDE HOLDINGS PTY LTD
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	SOLD AT AN AVERAGE OF $4.86
No. of securities held after change	1,100,000 PERSONALLY 6,535,538 IN BENDE HOLDINGS PTY
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Part 2 – Change of director’s relevant interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

15 September, 2003

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	30/9/2001

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity: NOVOGEN LIMITED
ABN: 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL JOHN NESTEL
Date of last notice	26 MARCH 2003

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	1 SEPTEMBER, 2003
No. of securities held prior to change	14,000
Class	ORDINARY SHARES
Number acquired	NIL
Number disposed	2,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,000, SOLD AT $4.92
No. of securities held after change	12,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Part 2 – Change of director’s relevant interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

11 September, 2003

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	30/9/2001